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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 {NO FEE REQUIRED}

For the transition period from                              to

Commission file number: 1-4455

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan for Salaried Employees
of Dole Food Company, Inc.
and Participating Divisions and Subsidiaries

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) PLAN OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES
By: /s/ GEORGE R. HORNE George R. Horne Chairman, Retirement Plan Committee

Dated: June 25, 2002

DOLE FOOD COMPANY, INC.

401(k) Plan for Salaried Employees of
Dole Food Company, Inc. and Participating Divisions and Subsidiaries
As of December 31, 2001 and 2000

Index

Independent Auditors' Report	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001	3
Notes To Financial Statements	4-9

INDEPENDENT AUDITORS' REPORT

To the Corporate Compensation and Benefits
Committee of the Board of Directors of Dole Food Company, Inc.:

        We have audited the accompanying statements of net assets available for plan benefits of the 401(k) Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 25, 2001, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Los Angeles, California
June 21, 2002

DOLE FOOD COMPANY, INC.
401(k) PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
ASSETS:
Cash	$111,305	$714,334
Interest in Master Retirement	135,372,165	145,885,233
Savings Trust Receivables:
Employer contributions	231,553	220,028
Employee contributions	186,938	184,783
Interest	—	11,200
Dividends	35,621	154,395
Due from broker for securities sold	537,537	73,065

Total assets	136,475,119	147,243,038
LIABILITIES:
Due to broker for securities purchased	249,623	364,395

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$136,225,496	$146,878,643

See notes to financial statements.

DOLE FOOD COMPANY, INC.
401(k) PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2001

ADDITIONS:
Investment loss—
Net depreciation in fair value of Master Retirement Savings Trust	$(6,779,835)
Contributions:
Employer	1,920,442
Employee	6,455,701

Total additions	1,596,308
DEDUCTIONS:
Benefits paid to participants	(13,636,407)
TRANSFERS FROM OTHER PLANS	1,386,952

DECREASE IN NET ASSETS	(10,653,147)
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	146,878,643

End of year	$136,225,496

See notes to financial statements.

DOLE FOOD COMPANY, INC.
401(k) PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Notes To Financial Statements
Years Ended December 31, 2001 and 2000

1.    PLAN DESCRIPTION

        The following description of the 401(k) Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

        General—The Plan is a defined contribution plan sponsored by Dole Food Company, Inc. and Participating Divisions and Subsidiaries (collectively, the "Company" or "Dole"). The Corporate Compensation and Benefits Committee of the Company's Board of Directors (the "Committee" or "Plan Administrator") controls and manages the operation and administration of the Plan. Northern Trust Company (the "Trustee") serves as the trustee of the Plan. Hewitt Associates L.L.C. is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Effective July 1, 1995, salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 2001 and 2000, there were 1,604 and 1,766 active participants in the Plan, respectively.

        During 1998, the Company acquired various companies and assets organized under Dole Fresh Flowers, Inc. ("Fresh Flowers") an indirect, wholly owned subsidiary of the Company. Fresh Flowers had several ERISA Plans, including Finesse Farmers East, Inc. 401(k) Plan, Sunburst Farms Inc. Employees' Profit Sharing Plan, and Four Farmers, Inc. 401(k) Plan. The three plans sponsored by Fresh Flowers were frozen on August 6, 1999. Fresh Flowers was approved by the Company to be a participating employer under the Plan effective as of a date after June 30, 1999. The assets of Finesse Farmers East, Inc. 401 (k) Plan, Four Farmers, Inc. 401(k) Plan, and Sunburst Farms Inc. Employees' Profit Sharing Plan were transferred into the Plan on October 18, 2000, July 5, 2001, and July 23, 2001, respectively. The accounts of the participants in the Finesse Farmers East, Inc, 401(k) Plan, Sunburst Farms Inc. Employees' Profit Sharing Plan, and Four Farmers, Inc. 401 (k) Plan became 100 percent vested in the Plan at the time of the transfer.

        During 2000, Dole sold the assets of its citrus operations located in California and Arizona and its almond-processing plant located in California. Participants employed at these sites with balances less than $5,000 received an automatic cash distribution. Participants with balances greater than $5,000 have until December 31, 2002 to either roll over their Plan balances to another plan or receive a cash distribution.

        During 2001, Dole sold assets of its California deciduous and Washington apple businesses. Participants employed at these sites with balances less than $5,000 received an automatic cash distribution. Participants with balances greater than $5,000 have the option to leave their balances in the Plan in accordance with the Plan document.

        Contributions—Each year, participants may contribute up to 12 percent (in whole percentage increments) of their pre-tax compensation and up to 5 percent (in whole percentage increments) of their after-tax compensation. The Company makes a matching contribution equal to 50 percent of the first 6 percent of compensation contributed, not to exceed a specified percent of compensation as defined in the Plan. Contributions are subject to certain Internal Revenue Code (the "IRC") limitations. If the Company does not have sufficient current or accumulated net profits in any given year to make the applicable matching contribution, the Company may choose not to make such contributions.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Eligible employees also may roll over contributions from other qualified retirement plans as permitted by the Plan document.

        Vesting—Plan participants are fully vested (100 percent) at all times in the balance of their accounts.

        Payment of Benefits—Upon a participant's termination of service with the Company, the participant may receive a lump-sum distribution of his or her account balance. A participant may also delay his or her lump-sum payment until the age of 70 1/2, if the account balance exceeds $5,000. If a distribution election has not been received for a participant who is no longer an employee and whose account balance is less than $5,000, a distribution shall be made as soon as administratively feasible.

        Amounts invested in the Dole Food Company, Inc. Common Stock Fund (the "Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of Dole common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock will be valued at the closing sale price on the New York Stock Exchange on the day the distribution is requested.

        Effective February 1, 2001, participants of the Plan were no longer allowed to contribute or transfer funds into the Dole Common Stock Fund. The fund was frozen and only maintains existing participant balances.

        Loans to Participants—Participants may borrow from their fund accounts up to a maximum loan amount limited to the lesser of: (a) 50 percent of the balance of the participant's account under the Plan as of the month-end preceding the loan application, or (b) $50,000, less any previously outstanding loan balance from the Plan during the prior 12 months. The amount that can be repaid (including interest) by payroll deductions may not exceed 25 percent of the participant's base compensation. The loans are secured by the balance in the participant's account and bear interest at a fixed rate. The rate is locked on the loan origination date at the prime interest rate plus 1 percent. The interest rates charged on outstanding participant loans at December 31, 2001 range from 5.75 to 10 percent.

        Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's earnings, and charged with an allocation of the Plan's losses and administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances.

        Withdrawals—A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) or rollover contributions (plus earnings) at any time. In addition, a participant may withdraw all or a portion of his or her before-tax contributions (plus earnings) and Company matching contributions (plus earnings) for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

        Transfers Between Funds/Plans—A participant may elect to transfer all or a portion of his or her account balance to one or more of the active investment funds. In addition, when a participant changes status from hourly to salaried, or vice versa, the assets accumulated by the participant are also transferred between the Plan and the 401(k) Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Hourly Plan"). No material transfers occurred between the Plan and the Hourly Plan during the year ended December 31, 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

        Investment Valuation and Income Recognition—The Plan's interest in the Dole Food Company, Inc. Master Retirement Savings Trust (the "Savings Trust"; see Note 3) is based on the beginning of the year value of the Plan's interest in the Savings Trust plus actual contributions and allocated investment income or loss less actual distributions.

        Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Brokerage commissions, transfer taxes and all other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Savings Trust are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate.

        Administrative Expenses—Administrative fees for accountants, legal counsel and other specialists, and any other costs of administering the Plan or Savings Trust, unless paid directly by the Company, are paid by the Plan and are charged against participants' accounts.

        Payment of Benefits—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $125,507 and $284,133 at December 31, 2001 and 2000, respectively.

3.    INTEREST IN MASTER RETIREMENT SAVINGS TRUST

        Effective February 1, 1999, the Company entered into an agreement that constituted an amendment and restatement of the trust agreement serving as the funding medium for the Plan and the Hourly Plan to be known as the Savings Trust. Under this agreement, the Trustee is responsible for holding all the assets of the Plan and the Hourly Plan as a commingled fund in which each separate plan is deemed to have a proportionate undivided interest, based upon the fair value of the assets contributed by the respective plan, in the fund in which it participates. Investment income relating to the Savings Trust is allocated to the individual plans based on the average monthly balances in each fund in which the respective plans invest. Investment income and administrative expenses relating to the Savings Trust are allocated to the individual plans based on average monthly balances invested by each plan.

        The Savings Trust's Stable Value Fund invests primarily in guaranteed investment contracts. The guaranteed investment contracts held by the Stable Value Fund are stated at contract value (see Note 4). All other investments held by the Savings Trust are stated at fair market value. Quoted market prices are used to determine the fair value of the investments. Participant loans are valued at cost, which approximates fair value.

        The following table presents the aggregate fair values or contract values of investments of the Savings Trust and the Plan's share in the assets of the Savings Trust as of December 31:

	2001		2000
	Total Savings Trust	Plan's Share	Total Savings Trust	Plan's Share
Investments of the Savings Trust:
Common Stock—Dole Common Stock Fund	$8,089,271	$8,078,068	$6,186,158	$6,186,158
Registered Investment Companies:
Dreyfus Discovery Fund	1,369,930	1,360,403
Selected American Shares Fund	2,237,226	2,217,088
American Balanced Fund	24,735,888	23,749,393	24,765,901	22,235,011
EuroPacific Growth Fund	12,446,804	12,260,037	18,326,981	17,797,710
Cash Management Trust of America Fund	8,273,840	8,048,316	6,738,166	6,323,583
PIMCO Total Return Fund	6,189,023	6,145,108	3,301,927	3,238,796
Fidelity Growth Fund	21,456,842	21,246,579	33,971,796	32,901,999
Collective Trusts:
Stable Value Fund (Guaranteed Investment Contracts stated at contract value)	26,696,054	25,341,251	24,711,177	22,210,538
Barclays Equity Index Fund	24,664,481	24,168,746	33,294,489	31,870,622
Participant Loans	2,762,965	2,757,176	3,141,676	3,120,816

	$138,922,324	$135,372,165	$154,438,271	$145,885,233

        Investment loss of the Savings Trust and the Plan's share for the year ended December 31, 2001 are as follows:

	Total Savings Trust	The Plan's Share
Investment Income:
Net depreciation in fair value of investments:
Dole Common Stock Fund	$3,301,354	$3,295,154
Registered Investment Companies:
Dreyfus Discovery Fund	(102,928)	(101,782)
Selected American Shares Fund	(110,748)	(109,482)
American Balanced Fund	893,089	856,202
EuroPacific Growth Fund	(2,345,382)	(2,290,510)
Cash Management Trust of America Fund	(19,880)	(24,432)
PIMCO Total Return Fund	119,655	116,886
Fidelity Growth Fund	(8,421,963)	(8,210,201)
Collective Trusts:
Stable Value Fund	485,748	447,467
Barclays Equity Index Fund	(3,971,487)	(3,826,046)
Interest	271,530	270,589
Dividends	2,953,158	2,796,320

	$(6,947,854)	$(6,779,835)

4.    INVESTMENT CONTRACTS

        The Savings Trust's Stable Value Fund, a collective investment fund, invests principally in guaranteed investment contracts issued by major insurance companies. All contracts held by the fund are fully benefit responsive and as such, are stated at contract value as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

        The contract value and fair value of the Savings Trust's portion of the guaranteed investment contracts held by the Stable Value Fund at December 31, 2001 were $19,515,130 and $19,888,258, respectively. The contract value of the Savings Trust's portion of the guaranteed investment contracts held by the fund at December 31, 2000 approximated its fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the guaranteed investment contracts was 5.8 percent and 5.69 percent during 2001 and 2000, respectively. The average crediting interest rates of the guaranteed investment contracts were 5.89 percent and 5.69 percent during 2001 and 2000, respectively.

5.    TAX STATUS OF THE PLAN

        The Internal Revenue Service has determined and informed the Company by letter dated April 13, 2000 that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan Administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6.    PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100 percent vested and nonforfeitable.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

	2001	2000
Net assets available for Plan benefits per the financial statements	$136,225,496	$146,878,643
Amounts allocated to withdrawing Participants	(125,507)	(284,133)

Net assets available for Plan benefits per the Form 5500	$136,099,989	$146,594,510

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$13,636,407
Add: Amounts allocated to withdrawing participants at December 31, 2001	125,507
Less: Amounts allocated to withdrawing participants at December 31, 2000	(284,133)

Benefits paid to participants per the Form 5500	$13,477,781

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.    SUBSEQUENT EVENTS

        Effective January 1, 2002, the Plan was amended and restated to change, among other provisions, the maximum employee deferral percentage and employer matching percentages. The maximum pre-tax employee deferral percentage was changed from 12 percent to 15 percent. The employer matching percentage changed from 50 percent of the first 6 percent of compensation contributed to 100 percent of the first 6 percent of compensation contributed. The amended and restated Plan Agreement is designed to meet certain Internal Revenue Service "safe harbor" requirements to ensure that the Plan does not discriminate based upon employees' compensation levels.

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SIGNATURES
DOLE FOOD COMPANY, INC.
401(k) Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries As of December 31, 2001 and 2000
Index
INDEPENDENT AUDITORS' REPORT
DOLE FOOD COMPANY, INC. 401(k) PLAN FOR SALARIED EMPLOYEES OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES
Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000
DOLE FOOD COMPANY, INC. 401(k) PLAN FOR SALARIED EMPLOYEES OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES
Statement of Changes in Net Assets Available for Plan Benefits Year Ended December 31, 2001
DOLE FOOD COMPANY, INC. 401(k) PLAN FOR SALARIED EMPLOYEES OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES
Notes To Financial Statements Years Ended December 31, 2001 and 2000